UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the Fiscal year ended December 31, 2025

Cabbacis Inc

(Exact name of issuer as specified in its charter)

Nevada	93-2432982
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

3193 Buffalo Avenue, Unit 1

Niagara Falls, NY 14303
(Full mailing address of principal executive offices)

(716) 320-5525

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the Company, its business plan and strategy, its industry and its regulatory bodies. The words “anticipate,” “assume,” “believe,” “draft,” “estimate,” “expect,” “future” “hope,” “initial,” “intend,” “likely,” “may,” “plan,” “predict,” “seek,” “should,” “target,” “will,” or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s 2025 Offering Circular filed with the Securities & Exchange Commission on November 26, 2025, as modified by any Supplements and Amendments thereto. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

Cabbacis Inc is a Nevada corporation, and Cabbacis LLC, the operating company organized in the State of New York, is a wholly-owned subsidiary of Cabbacis Inc. Unless otherwise indicated, references to the “Company,” “we,” “us,” and “our” refer to Cabbacis Inc, which includes Cabbacis LLC.

Cabbacis LLC is a federally-licensed tobacco product manufacturer committed to developing and commercializing consumer acceptable Modified Risk Tobacco Products (MRTPs), which are expected to help smokers smoke fewer cigarettes and/or facilitate switching to less harmful tobacco products. Cabbacis LLC, a development stage company, has not commercialized its products and is currently developing consumer products, including those under the brand name, iBlend™. The Company’s two types of products in development are cigarettes and vaporizer pods for oral electronic vaporizers. The Company’s cigarettes and vaporizer pods in development include very-low-nicotine tobacco, which contains about 95 percent less nicotine than the nicotine content of leading U.S. brands, and hemp, which contains less than 0.3 percent THC.

Cabbacis LLC owns a worldwide patent portfolio comprising 36 issued patents and various pending patent applications across the United States, Canada, Mexico, Brazil, Europe, United Kingdom, Switzerland, China, Russia, India, Japan, South Korea, Indonesia, Philippines, Australia, New Zealand and other jurisdictions. The Cabbacis LLC patents and patent applications for cigarettes and vaporizer pods comprising blends of very-low-nicotine tobacco and hemp are issued or pending in countries that comprise nearly two-thirds of the world’s population, and therefore include a significant portion of the world’s more than 1.3 billion tobacco users.1

The U.S. Securities and Exchange Commission (the “SEC”) qualified the Company’s offering circular on Form 1-A pertaining to a stock offering pursuant to Regulation A (Tier 2) on November 24, 2025, in which the sale of up to 3.75 million shares of Common Stock of Cabbacis Inc could be sold to investors at $2.00 per share (the “2025 Offering”) over the following year from the SEC qualification date.

On January 30, 2025, the Company adopted an Insider Trading Policy (the “Policy”) prohibiting trading based on material, nonpublic information regarding the Company and its subsidiaries (“Inside Information”). The Policy covers all officers and directors of the Company and its subsidiaries, all other employees of the Company and its subsidiaries, including all secretaries and assistants supporting such officers, directors and employees, consultants and advisors to the Company or its subsidiaries who have or may have access to Inside Information, and members of the immediate family or household of any covered person specified in the Policy. Under the Policy and with some exceptions, the covered persons or “Insiders” must refrain from conducting any transactions involving the purchase or sale of the Company’s securities, other than during the period commencing at the close of business on the second Trading Day following the date of public disclosure of the Company’s financial results for either (i) the prior semiannual period or (ii) the prior fiscal year, and ending on the close of business on the twenty-fifth day of the third month of the fiscal quarter in which such public disclosure was made. Each of these periods is a “Trading Window.”

On November 1, 2024, the Company received formal notification from OTC Markets Group Inc. (“OTC Markets”) confirming the assignment of the trading symbol “CABI” for the Company’s Common Stock on the OTCQB Venture Market (“OTCQB”). The common stock was officially approved for trading on November 11, 2024. The Company received approval from the Depository Trust Company (“DTC”) on February 3, 2025 to make its common shares eligible to be electronically cleared and settled, which is commonly known as DTC Eligibility.

The U.S. Securities and Exchange Commission (the “SEC”) qualified the Company’s offering circular on Form 1-A pertaining to a stock offering pursuant to Regulation A (Tier 2) on November 13, 2023 in which the sale of up to 2.5 million shares of Common Stock of Cabbacis Inc could be sold to investors at $2.00 per share (the “2023 Offering”) over the following year from the SEC qualification date. The Company closed the 2023 Offering in November 2024 for gross proceeds to the Company of $1,464,200.

[1]	https://www.who.int/news-room/fact-sheets/detail/tobacco

Unmet Need

According to the Centers for Disease Control and Prevention (CDC), 49.2 million U.S. adults reported current tobacco product use which includes approximately 29 million adult cigarette smokers. The most harmful way to consume nicotine, combustible cigarette smoking, is responsible for the vast majority of the harm caused by tobacco use. Cigarette smoking is the leading cause of preventable disease, disability and death in the United States, according to the CDC, and is one of the world’s leading preventable causes of death and a major preventable risk factor of noncommunicable diseases like cancer, lung and heart diseases, according to the World Health Organization (WHO). The WHO reports that tobacco kills more than 8 million people each year worldwide. The CDC found that about half of adult cigarette smokers in the U.S. attempt to quit each year, but only about 7.5 percent are successful. Tobacco products that facilitate smoking less and/or switching to less harmful products that smokers still enjoy will fulfill a large unmet need among smokers who cannot or will not quit tobacco and want to reduce their exposure.

Addressable Market and Competitors

The global, annual tobacco product market is estimated at $926 billion2 at retail, according to Grand View Research, and the U.S. annual tobacco market is estimated at $112 billion at retail, according to Research and Markets. Cigarettes account for approximately 85 percent of the global tobacco market. According to Research and Markets, the annual global “smoking cessation and nicotine de-addiction product market,” which includes e-cigarettes, is $30 billion and is expected to rapidly increase through 2032.3

Major international cigarette competitors include Philip Morris International, China National Tobacco Corporation, British American Tobacco, Japan Tobacco International and Imperial Brands. Domestic cigarette competitors include Philip Morris USA, Reynolds American, ITG Brands and Vector Group Ltd. There are also many regional and local tobacco companies around the world including in the United States. 22nd Century Group, infinitesimally smaller than the above companies, is the only known company that currently markets a tobacco cigarette with at least 95 percent less nicotine content (VLN®) than the nicotine content of leading U.S. brands. Various other very-low-nicotine cigarettes such as Philip Morris’ Next brand and Vector Tobacco’s QUEST 3 brand have been sold many years ago, but are not currently in the market. None of these cigarettes contained any hemp, which differentiates the Cabbacis products.

iBlend™ Products in Development and their Competitive Advantages

Primary applications of the Company’s patented very-low-nicotine cigarettes and vaporizer pods in development are to assist smokers of highly-addictive conventional cigarettes to smoke or vape less, reduce their nicotine exposure and dependence, and/or transition to less harmful tobacco or nicotine products. We currently intend to use the iBlend™ trademark for both products. A potential additional application of the Company’s products is to assist co-users of tobacco smoking/vaping and marijuana smoking/vaping who require treatment for marijuana use disorder.

Dozens of research studies have been carried out on very-low-nicotine cigarettes without hemp that contain at least 95 percent less nicotine than leading U.S. brands. These study results demonstrate that very-low-nicotine cigarettes extinguish the reinforcing effects of conventional cigarettes, and subjects using very-low-nicotine cigarettes smoked fewer cigarettes per day, reduced their nicotine exposure and dependence, doubled their quit attempts and/or increased their number of smoke-free days. For example, see, Effect of Immediate vs Gradual Reduction in Nicotine Content of Cigarettes on Biomarkers of Smoke Exposure - A Randomized Clinical Trial, JAMA. 2018;4;320(9):880-8914 and Randomized Trial of Reduced-Nicotine Standards for Cigarettes, N Engl J Med 2015; 373:1340-1349.5

The Company’s competitive advantage is that its patented cigarettes and vaporizer pods in development contain blends of very-low-nicotine tobacco and hemp, as compared to just very-low-nicotine tobacco. We believe the presence of hemp in iBlend™ cigarettes increases acceptability (in terms of taste and sensory characteristics) and/or effectiveness of our very-low-nicotine cigarettes compared to very-low-nicotine cigarettes without hemp, whether the smoker’s goal is to smoke less or transition to less harmful products. Increasing product acceptability of very-low-nicotine cigarettes increases the likelihood that a smoker exclusively uses very-low-nicotine cigarettes for a sufficient period of time (while refraining from smoking highly-addictive conventional cigarettes) in order to reduce smoking and nicotine dependence, transition to a less harmful noncombustible product and/or quit tobacco and nicotine products altogether.

[2]	https://www.grandviewresearch.com/industry-analysis/tobacco-market
[3]	https://www.researchandmarkets.com/reports/4968933/global-smoking-cessation-and-nicotine-de-addiction
[4]	https://pubmed.ncbi.nlm.nih.gov/30193275/
[5]	https://www.nejm.org/doi/full/10.1056/NEJMsa1502403

We believe adding hemp to very-low-nicotine cigarettes will improve their effectiveness, as compared to very-low-nicotine cigarettes without hemp, due to the presence of non-THC cannabinoids such as CBD and CBG, which are expected to further reduce withdrawal symptoms and cravings for highly-addictive conventional cigarettes. These features of the Company’s iBlend™ cigarettes are expected to better assist in smoking less, reducing nicotine dependence, transitioning to less harmful tobacco products and/or quitting tobacco and nicotine products altogether. Studies and focus groups are being carried out with iBlend™ cigarettes to obtain additional data and further confirm these findings.

Cabbacis LLC contracted the Rose Research Center, LLC to carry out a clinical trial on smokers using four types of very-low-nicotine tobacco cigarettes, three of which have different levels of hemp and one type contains very-low-nicotine tobacco without any hemp. The study evaluated the effects of inclusion of different proportions of hemp and very-low-nicotine tobacco on smoking behavior and smokers’ perceptions of the different cigarette types. All of the cigarettes in the study exclusively contained patent-pending tobacco licensed by Cabbacis and grown by its contracted farmers. Although other measures in the study were evaluated, the most relevant measures were craving relief and those related to product acceptability. For, “Did it immediately reduce your craving for cigarettes,” participants across all four cigarette types reported a significant reduction in craving for their usual brand of cigarettes which was sustained over the 3-hours of ad libitum use of the study cigarettes. All four Cabbacis cigarette types were rated higher for satisfaction on the standardized mCEQ questionnaire than has been previously reported in the literature with other 95 percent very-low-nicotine cigarettes. An unexpected positive result of the study was that the use of the three iBlend™ hemp-containing cigarettes (5%, 10% and 20%) resulted in lower exhaled carbon monoxide (CO) levels, as compared to CO levels measured after use of the 0-percent hemp cigarettes, with the reduction in the 20-percent hemp iBlend™ cigarette being statistically significant at the 95 percent confidence level. The study’s results will be used to guide the design of the Company’s products including those used in future studies.

The Company has contracted the Centre for Substance Use Research Ltd. (CSUR) to carry out a study commencing in the second quarter of 2026 to characterize how adult smokers use iBlend in their everyday lives, and how these smokers’ use and behavior changes while using iBlend, as desired, for six weeks in naturalistic settings. The results of this study, along with those of another similar study being planned by the Company, will be incorporated into the Premarket Tobacco Product Application the Company will file for iBlend™ with the Center for Tobacco Products of the U.S. Food and Drug Administration.

Premarket Tobacco Product Applications (PMTAs)

Before sales of the Company’s iBlend™ cigarettes may commence in the United States, we must file a PMTA with the Center for Tobacco Products of the U.S. Food and Drug Administration (FDA) for our iBlend™ cigarette brand and receive marketing authorization from the FDA. The same but separate procedure must also be done for our iBlend™ vaporizer pods. The Company is evaluating the ideal types of vaporizers to move forward with for its vaporizer pods.

As outlined by the FDA, “A Premarket Tobacco Product Application (PMTA) can be submitted by any person for any new tobacco product seeking an FDA marketing order, under section 910(b) of the Federal Food, Drug, and Cosmetic (FD&C) Act. A PMTA must provide scientific data that demonstrates a product is appropriate for the protection of public health. In order to reach such a decision and to authorize marketing, FDA considers (per section 910(c)(4)), among other things:

●	Risks and benefits to the population as a whole, including people who would use the proposed new tobacco product as well as nonusers;

●	Whether people who currently use any tobacco product would be more or less likely to stop using such products if the proposed new tobacco product were available;

●	Whether people who currently do not use any tobacco products would be more or less likely to begin using tobacco products if the new product were available; and

●	The methods, facilities, and controls used to manufacture, process, and pack the new tobacco product.

The FDA completed a final PMTA rule in 2021 describing the required content, format and review of PMTAs. For FDA to complete a substantive review of a PMTA, the application must include the information described in the final rule.” 6

Upon having sufficient data, the Company plans to file a PMTA for its iBlend™ cigarettes. Unrelated to us, the FDA has previously authorized two PMTAs for very-low-nicotine cigarettes (one non-menthol and one menthol of the same brand, VLN®).

If the Company obtains FDA authorization for its PMTA for its iBlend™ very-low-nicotine tobacco cigarette containing hemp, the brand will be relevant and differentiated among any other very-low-nicotine tobacco cigarettes currently sold in the United States due to blends of very-low-nicotine tobacco and hemp which are covered by claims in our patents.

The timing for filing a PMTA for our iBlend™ vaporizer pods will depend on whether the Company (i) out-licenses or partners with a tobacco company or vaporizer manufacturer, (ii) obtains rights to its own vaporizer brand through a private label or joint venture agreement, or (iii) markets its vaporizer pods for certain types of vaporizers without the formal relationships of (i) and (ii) above.

The above three strategies will also be evaluated for each jurisdiction outside the U.S. where the Company’s cigarettes or vaporizer pods are patented.

FDA Announced Nicotine Cap

The Tobacco Control Act, enacted in 2009, granted the U.S. Food and Drug Administration (FDA) the authority to regulate all tobacco products. The FDA announced on June 21, 2022, that it plans to establish a rule to limit the nicotine content of all combustible tobacco cigarettes sold in the United States; the result would be that all cigarette brands must undergo a drastic nicotine reduction of approximately 95% to render all legal cigarettes minimally or non-addictive.

The FDA reiterated these nicotine-reduction plans various times, including in a January 15, 2025 press release,7 in which the FDA issued a proposed rule that, if finalized, would make cigarettes minimally or nonaddictive by limiting the level of nicotine (~95% reduced). Another example was on February 28, 2024, when the Director of the FDA Center for Tobacco Products released “FROM A GLOBAL PERSPECTIVE” and declared, “We’re also working to introduce rulemaking to limit the amount of nicotine in cigarettes and certain other combustible tobacco products. If implemented, the rule would have a profound impact on the public health of the country. Nicotine is highly addictive, and so if we were able to set a cap that would make those products either nonaddictive or minimally addictive, it would be an important tool to advance both prevention and cessation.” 8 The public comment period for the FDA's proposed rule to cap nicotine levels in cigarettes and certain other combusted tobacco products concluded in September 2025.

If the FDA finalizes and successfully implements this rule for “Reducing the addictiveness of cigarettes and other combusted tobacco products,” iBlend™ cigarettes, upon FDA authorization, could have much greater market potential in the United States, as cigarette smokers at that point could only choose from among very-low-nicotine cigarette brands. Upon such rule being implemented in the U.S. market, we believe a large percentage of conventional cigarette smokers would likely migrate to different tobacco-product categories with full-strength nicotine levels such as electronic cigarettes, oral electronic vaporizers and nicotine pouches.

Intellectual Property

Our international patent portfolio includes two significant patent families, 36 issued patents, and many pending patent applications across the United States, Canada, Mexico, Brazil, Europe, United Kingdom, Switzerland, China, Russia, India, Japan, South Korea, Indonesia, Philippines, Australia, New Zealand and other jurisdictions. One patent family covers cigarettes comprising blends of very-low-nicotine tobacco and hemp, and the second covers vaporizer pods (for oral electronic vaporizers) comprising blends of very-low nicotine tobacco and hemp and conventional nicotine tobacco and hemp. The very-low-nicotine patented products are primarily for assisting in smoking less, reducing nicotine exposure and dependence, and/or facilitating smokers to switch to less harmful, smoke-free products such as VUSE® e-cigarettes.

Cabbacis LLC has been granted 6 United States patents covering cigarettes and vaporizer pods containing blends of tobacco and hemp: 10,878,717, 11,017,689, 10,777,091, 10,973,255, 12,349,724 and 12,527,346. Two other U.S. patents have been granted to Cabbacis LLC for other types of tobacco products. Although counted as only 1 of the 36 issued patents granted to Cabbacis LLC, European Patent No. EP4027814 issued on July 19, 2023 for our vaporizer pods is valid in Austria, Belgium, Bulgaria, Denmark, Estonia, Finland, France, Germany, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovenia, Spain, Sweden, Switzerland and the United Kingdom. We believe our products in development are patented in the most important tobacco markets in the world including the United States, Europe and China. The Company’s worldwide patents all expire approximately between July 2038 and September 2040.

[6]	https://www.fda.gov/tobacco-products/market-and-distribute-tobacco-product/premarket-tobacco-product-applications

[7]	https://www.fda.gov/news-events/press-announcements/fda-proposes-significant-step-toward-reducing-nicotine-minimally-or-nonaddictive-level-cigarettes

[8]	https://www.fda.gov/international-programs/global-perspective/fdas-engagement-global-tobacco-control-and-prevention-efforts

Mr. Pandolfino, our CEO and the inventor of all Company-owned patents and patent applications, assigned all such patents and patent applications on a worldwide basis to Cabbacis LLC on January 14, 2021. This patent assignment was recorded at the United States Patent and Trademark Office (USPTO) on January 21, 2021 on Reel/frame 054983/0681. Sughrue Mion, PLLC filed this assignment at the USPTO and has filed and prosecuted all patent applications since 2018. Cabbacis LLC has engaged a separate annuity company to process and pay patent annuities on behalf of the Company.

The Company owns multiple U.S. federal trademark registrations and applications and foreign trademark registrations and applications, including the following marks: iBlend™, X95™, X5™, Cabbacis® and our Company design logo which appears on the first page of this Report. All other trademarks or trade names referred to in this Report are the property of their respective owners.

Modified Risk Tobacco Products

Upon positive and sufficient data generated by the Company and/or independent researchers from studies, the Company plans to file a Modified Risk Tobacco Product (MRTP) application with the FDA first for its iBlend™ cigarettes and subsequently file an MRTP for its iBlend™ vaporizer pods. Independent researchers in the tobacco research space are generally eager to perform studies on potential MRTPs, and the Company believes this may be even more the case for our iBlend™ cigarettes since they are differentiated from other tobacco products by containing hemp.

The timing of such Company MRTP filings and the subsequent final decisions by the FDA of whether or not to grant an MRTP designation for either of our products in development is uncertain at this time and depends on many factors, including the timing and results of iBlend™ studies, the timing and potential market authorizations from our Premarket Tobacco Product Applications (PMTAs), and whether or not the FDA proceeds with a rule to limit the nicotine content of all combustible tobacco cigarettes sold in the United States. In any event, the Company does not anticipate filing any MRTP applications before 2028. In December 2021, unrelated to the Company, the FDA authorized two very-low-nicotine cigarettes (one non-menthol and one menthol of the same brand, VLN®) as MRTPs. Commercial distribution in the United States commenced shortly thereafter.

Our CEO and VP of Research & Development, in their prior employment roles as CEO and VP of Research & Development of 22nd Century Group, Inc, have supplied various researchers with very-low-nicotine cigarettes for more than ten years directly and indirectly through the Nicotine Research Cigarette project of the National Institute on Drug Abuse (NIDA). These cigarettes include SPECTRUM® research cigarettes, which were designed by Mr. Pandolfino and Dr. Moynihan and are still purchased by NIDA. The Company believes the results of studies using SPECTRUM® and other cigarettes comprising very-low-nicotine tobacco such as Vector Tobacco’s QUEST 3 brand have provided the scientific basis for the FDA’s proposed rule to reduce the addictiveness of cigarettes discussed above. SPECTRUM® research cigarettes are owned, produced and sold by 22nd Century Group, Inc, which is unrelated to the Company.

As outlined by the FDA, “A Modified Risk Tobacco Product (MRTP) application can be submitted by any person for a proposed MRTP seeking an FDA modified risk order, under section 911 of the Federal Food, Drug, and Cosmetic (FD&C) Act. An order permitting the sale of an MRTP refers to a single specific product, not an entire class of tobacco products (e.g., all smokeless products). An MRTP application must demonstrate that the product will or is expected to benefit the health of the population as a whole.

By law, FDA must make MRTP applications available (except information regarding trade secrets or otherwise confidential, commercial information) for public comment and also refer MRTP applications to the Tobacco Product Scientific Advisory Committee (TPSAC).

In order to reach a decision to authorize marketing of a proposed MRTP, the FDA must consider under section 911(g)(4) of the Federal Food, Drug, and Cosmetic (FD&C) Act:

●	the relative health risks to individuals of the tobacco product that is the subject of the application;

●	the increased or decreased likelihood that existing users of tobacco products who would otherwise stop using such products will switch to the tobacco product that is the subject of the application;

●	the increased or decreased likelihood that persons who do not use tobacco products will start using the tobacco product that is the subject of the application;

●	the risks and benefits to persons from the use of the tobacco product that is the subject of the application as compared to the use of products for smoking cessation approved as medical products to treat nicotine dependence; and

●	comments, data, and information submitted by interested persons.”

Government Regulations

In addition to the Tobacco Control Act, there are various other laws, regulations, rules and administrative practices in both the legal tobacco and hemp industries. As a (i) federally-licensed tobacco product manufacturer (Permit number TP-NY-20006 from the Alcohol and Tax and Trade Bureau (TTB) – a bureau under the U.S. Department of the Treasury), (ii) licensed New York State cigarette stamping agent, (iii) licensed New York State distributor of tobacco products (iv) and New York State licensed hemp grower, we are subject to various federal, state and local laws, regulations, rules and administrative practices affecting these licenses and our business and industry, and we must comply with all such laws, regulations, rules and administrative practices. This includes filing various monthly and bi-monthly activity reports with federal and state authorities. We will also be required to comply with all laws, regulations, rules and administrative practices of governmental authorities and agencies in any jurisdiction which we will conduct commercial activities in the future. Hemp became legal in the U.S. pursuant to the 2018 Farm Bill.

Product Development

We are carrying out product development activities for our iBlend™ cigarettes and iBlend™ vaporizer pods. See the sections above titled, “Premarket Tobacco Product Applications,” “iBlend™ Products in Development and their Competitive Advantages,” and “Modified Risk Tobacco Products.”

Depending in part on the commercial availability of VLN® (a very-low-nicotine cigarette brand unrelated to us and without any hemp content, owned by 22nd Century Group, Inc., and the only commercially available tobacco cigarette in the United States with at least 95 percent less nicotine content, as compared to the nicotine content of leading U.S. brands) in the United States, we may also further develop and market a very-low-nicotine cigarette, little cigar, and/or vaporizer pod without hemp. We will closely monitor the national availability of VLN® and we expect to proceed with a very-low-nicotine cigarette without hemp in the United States if VLN® does not become available nationally. Internationally, the Company will explore opportunities, including out-licensing and partnerships, for product development and commercialization of our products (with and without hemp).

Sales and Marketing Strategy

We are currently a development stage company. Upon the Company obtaining FDA authorization of its Premarket Tobacco Product Application (PMTA) for its iBlend™ cigarette brand, we intend to commence sales and marketing of iBlend™ in the United States. The iBlend™ brand will be sold into the traditional convenience store and smoke shop channels. Licenses are typically required by states and some municipalities for retailers to sell tobacco products. In store displays at these retail locations will be utilized. We also intend to use social media targeting adult smokers to the extent we are permitted to do so. In parallel with these Company efforts, joint venture partners will also be sought out by the Company to assist in these marketing efforts. Out-licensing rights to iBlend™ and/or the Company’s patent rights will also be evaluated. The Company expects to file a PMTA for its iBlend™ vaporizer pods with the FDA subsequently to its PMTA filing for its iBlend™ cigarette brand. Upon the Company obtaining FDA authorization from its PMTA for its iBlend™ vaporizer pods, we intend to commence sales and marketing of iBlend™ vaporizer pods in the United States and utilize a similar strategy as that of our iBlend™ cigarette brand.

Internationally, we intend for distribution efforts for our iBlend™ cigarette brand to commence in the second half of 2026. Depending on various factors on a country-by-country basis such as each country’s hemp laws and regulations, import duties for tobacco leaf, as compared to finished cigarettes, we expect to either (i) export our tobacco-hemp blends and have a manufacturer produce the products in the same country or jurisdiction where they will be consumed or (ii) export our finished cigarettes. In some countries and jurisdictions, the Company may only be able to sell very-low-nicotine cigarettes without hemp due to the regulatory environment. The Company is identifying and intends to partner with strategic manufacturers, joint venturers, import agents and distributors which the Company believes will add value. Out-licensing our rights to iBlend™ and/or our patents will be important to having international success with our iBlend™ cigarette brand. Similar marketing strategies will be employed abroad as in the United States for iBlend™ where possible, and modifications will be made accordingly for local laws and regulations. As of the date hereof, we do not have any formal agreements regarding the international sales or marketing of our products.

Employees

As of the date hereof, we and our operating subsidiary, Cabbacis LLC, have 5 employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

Description of Property

Our principal executive offices, which includes our manufacturing facility, are located at 3193 Buffalo Avenue, Unit 1, Niagara Falls, New York 14303. We rent this space at the monthly rate of $534, under a two-year lease, which would have expired on October 31, 2023; however, there are three, separate one-year options. Three of the one-year options extending the lease were exercised extending the lease to October 31, 2026. The Company also has a satellite office in Clarence, New York where most of the day-to-day Company activities are carried out; our CEO owns the space and allows the Company to use it rent-free.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition, operating results or cash flows. However, lawsuits or any other legal or administrative proceeding, regardless of the outcome, may result in diversion of our resources, including our management’s time and attention.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as our industry generally. These risks are outlined under the heading “Risk Factors” in our 2025 Offering Circular (beginning on page 8 and filed with the Securities & Exchange Commission on November 24, 2025) (the “2025 Offering Circular”), as the same may be updated from time to time in our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares. The Company’s management is not aware of any material changes to the risk factors disclosed under the heading “Risk Factors” in the 2025 Offering Circular, except for the risk factor set forth below.

We have incurred losses since our inception and may never be profitable, which raises doubt about our ability to continue as a going concern. As stated in our other Risk Factors, as a development stage company, we currently have no product revenue and we have never had any product revenue during our history. The Company does not anticipate significant product revenue within the one-year period after the financial statements are available to be issued. Additionally, recurring operating losses and negative cash flows from operating activities are adverse conditions that may raise substantial doubt about an entity’s ability to continue as a going concern. As of April 21, 2026, the Company had $287,251 of cash on hand. Furthermore, working capital requirements are expected to increase in line with the growth of the business. The Company has no lines of credit or other bank financing arrangements. Management has determined that relevant conditions and events, considered in the aggregate, indicate that without additional investor subscriptions from the Company’s 2025 Offering, the Company will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. In previous years, to maintain liquidity and financial flexibility, the Company had adopted a target of maintaining one year of operating cash as of the date financial statements are available to be issued to fund operations for a period of at least 12 months. These circumstances raise substantial doubt about our ability to continue as a going concern. If we are unable to continue as a going concern, investors will likely lose all of their investment in our company. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict business operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Report. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in our other public filings.

Overview

Cabbacis LLC is a federally-licensed tobacco product manufacturer committed to developing and commercializing consumer acceptable Modified Risk Tobacco Products (MRTPs) that are expected to assist in smoking less, as compared to conventional cigarettes, reducing nicotine exposure and dependence and facilitate switching smokers to less harmful products. Cabbacis LLC has not commercialized its products and is currently developing consumer products under the iBlend™ brand name, which include tobacco containing approximately 95 percent less nicotine than conventional cigarette tobacco, and low-THC cannabis, commonly known as “hemp,” which became legal in the U.S. under the 2018 Farm Bill and must contain equal to or less than 0.3 percent THC. Hemp is not intoxicating. The Company’s two products in development are cigarettes and vaporizer pods for oral electronic vaporizers.

Cabbacis LLC owns a worldwide patent portfolio consisting of thirty-six (36) issued patents and various pending patent applications across the United States, Canada, Mexico, Brazil, Europe, United Kingdom, Switzerland, China, Russia, India, Japan, South Korea, Indonesia, Philippines, Australia, New Zealand and other jurisdictions. The Cabbacis LLC patents and patent applications for cigarettes and vaporizer pods (both comprising blends of very-low-nicotine tobacco and hemp) are issued or filed in countries where more than half of the world’s one billion plus cigarette smokers reside.

On August 20, 2024, the Company’s Board of Directors (the “Board”) consented, via unanimous written consent, to amend the Company’s Bylaws to increase the number of directors on its Board from three (3) to five (5).

Results of Operations

The following table and discussion present, for the periods indicated, a summary of revenue and expenses. The Company has incurred net losses since inception. Management anticipates this will continue in the immediate future as the Company continues to develop its products and advance its patent portfolio.

Period-to-Period Comparisons

For the Year Ending December 31, 2025 to the Year Ending December 31, 2024:

	For the Year Ending December 31, 2025	For the Year Ending December 31, 2024
Revenue	$-	$-

Operating Expenses:
Amortization	4,161	-
General and administrative	922,370	630,851
Research and development	663,059	325,613
Net Loss from Operations	$(1,589,590)	$(956,464)

Revenue

Total revenue for the year ending December 31, 2025 was $0, consistent with the prior period.

Amortization Expense

Amortization expense was $4,161 in 2025, as compared to $0 in 2024. The Company began amortizing its website development in January 2025.

General and Administrative Expenses

General and administrative expenses were $922,370 in 2025, an increase of $291,519, as compared to 2024. The change was primarily driven by an increase in investor relations and insurance costs.

Research and Development Expenses

Research and development expenses were $663,059 in 2025, an increase of $337,446, as compared to 2024, due primarily to the following: costs of the Company’s clinical trial conducted by the Rose Research Center, increase in research and development related Equity Incentive Plan compensation, costs of product focus-group testing carried out by Eastcoast Research, costs associated with patents licensed from North Carolina State University and costs of Agri-Biotechnology Solutions, a consultant of the Company.

Earnings per share

The Company follows Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 260 “Earnings Per Share” or “EPS” (“FASB ASC 260”). Basic earnings per share calculations are determined by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period, excluding common stock equivalents. Diluted earnings per share calculations are determined by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period plus the weighted average number of dilutive common stock equivalents outstanding for the period, which is determined using the treasury-stock method. For periods with a net loss, dilutive common stock equivalents are excluded from the diluted EPS calculation. The Company’s Series A Preferred Stock, convertible promissory note, outstanding stock options and unvested common shares issued under the Equity Incentive Plan are considered dilutive common stock equivalents as of the balance sheet date.

Reconciliation of common shares used to determine basic earnings per share:

Description	December 31, 2025	December 31, 2024
Number of issued common shares reported on balance sheet	7,206,243	6,607,100
Unvested common shares as of balance sheet date	-	(325,000)
Number of issued common shares used to determine basic EPS	7,206,243	6,282,100

Basic and diluted weighted-average shares outstanding for 2025 and 2024 are 6,652,020 and 6,075,323, respectively, and basic and diluted EPS for 2025 and 2024 are ($0.24) and ($0.15), respectively. If diluted common stock equivalents were included, weighted average shares outstanding for the years ending December 31, 2025 and 2024 would be 7,484,345 and 6,790,145, respectively.

Liquidity and Capital Resources

The Company’s primary source of liquidity has been cash provided by financing activities in the form of member and shareholder contributions. The Company’s primary requirements for liquidity are research and development, crop inventory and investor relations. The table and discussion below illustrate the ways the Company measures liquidity.

	December 31, 2025	December 31, 2024
Cash	$431,270	$842,281
Working Capital	$380,595	$694,899

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated no revenue and incurred losses since its inception, including a net loss of $1,582,821 for the year ended December 31, 2025, and has not generated sufficient cash flows from operations, including $1,177,842 of net cash used in operating activities for the year ending December 31, 2025. As of December 31, 2025, the Company had an accumulated deficit of $3,154,323. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

In previous years, to maintain liquidity and financial flexibility, the Company had adopted a target of maintaining one year of operating cash as of the date the year-end financial statements are available to be issued. The following items are considered when the Company determines the amount needed for one-year’s operating cash: the Company’s current financial condition as of the date its financial statements are available to be issued, conditional and unconditional obligations due or anticipated within one year after the date the financial statements are available to be issued, funds necessary to maintain its operations, including tobacco and hemp plantings, in-licensing fees and expenses, and patents and the prosecution of its patent applications, within one year after financial statements are available to be issued, and a reserve for unforeseen events.

The Company’s continuation as a going concern is dependent upon its ability to obtain necessary equity financing from its 2025 Offering and ultimately from generating revenues to continue operations.  The Company expects that working capital requirements will continue to be funded through a combination of its existing funds and further issuances of securities. Working capital requirements are expected to increase in line with the growth of the business. The Company has no lines of credit or other bank financing arrangements. Additional issuances of equity or convertible debt securities will result in dilution to current stockholders. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict business operations.

Summary of Cash Flows

The following tables and discussion summarize the Company’s cash flows from operating, investing and financing activities for the periods indicated.

Sources and Uses of Cash for the Year Ending December 31, 2025 compared to the Year Ending December 31, 2024

	For the Year Ending December 31, 2025	For the Year Ending December 31, 2024
Net cash used in operating activities	$(1,177,842)	$(487,150)
Net cash used in investing activities	(44,485)	(52,432)
Net cash provided by financing activities	811,316	679,890
Net (decrease) increase in cash	$(411,011)	$140,308

Cash flows used in operations increased $690,692 in 2025, compared to 2024, primarily related to research and development expenses of the Company’s clinical trial that was completed in 2025, increases in investor relations expenses and increases in crop inventory. Decreases in patent, trademark and website expenditures, netted with a $9,376 equipment purchase, accounted largely for the $7,947 decrease of cash flows used in investing activities in 2025, compared to 2024. Cash provided by financing activities in 2025 included cash proceeds received in the 2025 Offering of $470,316, compared to 2024 of $679,890 under 2023 Offering. In addition, the Company received cash proceeds of $341,000 from issuance of a convertible promissory note to a related party in 2025. The convertible promissory note was later converted into 174,143 shares of Common Stock (principal and accrued interest) under the 2025 Offering.

Contractual Obligations

Manufacturing Space Lease

The Company leases manufacturing space in Niagara Falls, New York. The leased space is an enclosed portion of a larger building. The initial lease term was October 7, 2021 thru October 31, 2023 with three separate one-year options to renew under the same terms. The Company exercised three options to renew the lease for the three-year period November 1, 2023, thru October 31, 2026. As per ASC 842, the balance sheets as of December 31, 2025 and 2024 contain a right of use asset and lease liability pertaining to the lease term. Lease expense for the years ending December 31, 2025 and 2024 totaled $6,408 for each year. Future minimum lease payments for the remainder of the lease total $5,340, as of December 31, 2025. The Company also has a rent-free, satellite office in Clarence, New York which is owned by the CEO and is where a large portion of the Company’s day-to-day activities are carried out.

Tobacco and Hemp Production Agreements

The Company entered in an agreement in 2025 with a tobacco farmer who produced and planted tobacco transplants from seed provided by the Company and then harvested very-low-nicotine, flue-cured, tobacco leaf. The total cost to the Company was $49,281 on tobacco accepted by the Company and delivered to the Company. The agreement included all activities from seed to cured leaf. The flue-cured tobacco was delivered in the fourth quarter of 2025. In 2025, the Company entered in two agreements for hemp flower production. The hemp flower was delivered in the fourth quarter 2025. The total cost of these hemp agreements to the Company was $55,270.

Company’s Stock Offerings

The U.S. Securities and Exchange Commission (the “SEC”) qualified the Company’s offering circular on Form 1-A, pertaining to a stock offering pursuant to Regulation A (Tier 2) on November 24, 2025, in which the sale of up to 3.75 million shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock”), may be sold to investors at $2.00 per share (the “2025 Offering”) until November 24, 2026. The shares of Common Stock are being offered pursuant to the 2025 Offering Circular the Company originally filed with the SEC on May 23, 2025. The shares of Common Stock will only be issued to purchasers who satisfy the requirements as set forth in Regulation A. The minimum subscription is $50,000; however, the Company may waive the minimum purchase requirement on a case-by-case basis at its sole discretion. The Company may accept subscriptions until the earliest of the following: (1) the date on which the maximum 2025 Offering amount has been sold, (2) on November 24, 2026, or (3) the date on which the 2025 Offering is earlier terminated by the Company in its sole discretion (the “Termination Date”). The Company may elect at any time to close all or any portion of the 2025 Offering, on various dates at or prior to the Termination Date, each a “Closing Date.” A subscriber’s subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date, by the Company at its sole discretion.

In August 2025, the Company engaged Dawson James Securities, Inc., a broker-dealer registered with the SEC and a member of FINRA, as the Company’s (i) non-exclusive broker-dealer in connection with the Regulation A 2025 Offering qualified by the SEC on November 24, 2025 and (ii) exclusive financial advisor, lead or managing underwriter and/or book runner and investment banker in connection with any proposed offering of any equity or equity-linked securities of the Company in connection with any uplisting financing transaction of the Company. Pursuant to the terms of the engagement, in 2025 the Company issued 100,000 shares of restricted common stock of the Company to Dawson James including certain of its designees as an initial retainer. On March 4, 2026, the Company terminated the Dawson James agreement effective immediately.

As of the date of this report and pertaining to the 2025 Offering, 604,643 shares of common stock were subscribed to by investors for gross proceeds to the Company of $1,209,286, which includes an aggregate of $546,000 from two of the Company’s officers to purchase an aggregate of 273,000 shares of Common Stock and also includes $348,286 from the conversion of a related-party convertible promissory note by a Company officer for 174,143 shares of Common Stock. In 2025, 424,143 shares of common stock were subscribed to by investors for gross proceeds to the Company of $848,286.

The SEC qualified the Company’s Form 1-A for its initial public stock offering pursuant to Regulation A (Tier 2) on November 13, 2023, in which the sale of up to 2.5 million shares (par value $0.00001 per share) of Common Stock of Cabbacis Inc could be sold to investors at $2.00 per share (the “2023 Offering”) over the following year from the SEC qualification date. The shares of Common Stock were offered pursuant to the 2023 Offering Circular the Company filed with the SEC on October 20, 2023. In the fourth quarter of 2023, the Company received $755,500 of capital contributions from investors pertaining to the stock subscription agreements in the 2023 Offering. In 2024, the Company received capital contributions of $708,700. The Company concluded the 2023 Offering in November 2024, and the Company issued a total of 732,100 shares of the Company’s Common Stock for $1,464,200 of gross proceeds.

NCSU License Agreement

On June 13, 2024, the Company and North Carolina State University (“NCSU”) entered into a license agreement (“NCSU License Agreement”). Under the terms of the NCSU License Agreement, the Company paid NCSU an upfront license fee of $50,000, and the Company will also pay NCSU running royalties on sales, milestone payments and annual license fees starting in 2026. The Company will also fund patent expenses and expenses related to filing plant variety right (PVR) applications. In 2025 and 2024, the Company incurred NCSU patent expenditures of $38,846 and $12,224, respectively.

Rose Research Center Engagement for Cabbacis Clinical Trial

Cabbacis contracted the Rose Research Center in 2024 to carry out a pilot clinical trial on 16 smokers exclusively using four types of very-low-nicotine cigarettes made by Cabbacis during 3-hour ad libitum use sessions, which followed overnight abstinence from their usual brand cigarette. The nicotine content of all four types of cigarettes was reduced by approximately 95 percent, as compared to the nicotine content of leading U.S. brands. Three iBlend™ cigarette types contained very-low-nicotine tobacco and each type had a different level of hemp (5%, 10% and 20%), and the fourth cigarette type contained very-low-nicotine tobacco without any hemp. All cigarettes exclusively contained patent-pending tobacco licensed by Cabbacis and grown by its contracted farmers. The Rose Research Center is led by Dr. Jed Rose, a co-inventor of the nicotine patch, and a leading investigator of very-low-nicotine cigarettes with more than thirty years of experience in this space.

The study, which commenced in February 2025 and was completed in July 2025, measured the effects of the four cigarette types on smokers’ perceptions and smoking behavior. Although other measures in the study were evaluated, the most relevant measures were craving relief and those related to product acceptability. For, “Did it immediately reduce your craving for cigarettes,” participants across all four cigarette types reported a significant reduction in craving for their usual brand of cigarettes which was sustained over the 3-hours of ad libitum use of the study cigarettes. All four Cabbacis cigarette types were rated higher for satisfaction on the standardized mCEQ questionnaire than has been previously reported in the literature with other 95 percent reduced-nicotine cigarettes. An unexpected positive result of the study was that the use of the three iBlend™ hemp-containing cigarettes (5%, 10% and 20%) resulted in lower exhaled carbon monoxide (CO) levels, as compared to CO levels measured after use of the 0-percent hemp cigarettes, with the reduction in the 20-percent hemp iBlend™ cigarette being statistically significant at the 95 percent confidence level. The study’s results will be used to guide the design of the Company’s products including those used in future studies. During the years ending December 31, 2025 and December 31, 2024, the Company incurred study costs of $224,118 and $122,010, respectively. The total cost of the study was $346,323, including the $195 of study costs incurred in 2023.

Off-Balance Sheet Financing Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025.

Taxation and Expenses

The Company does not expect to generate taxable income and incur federal tax expense in the immediate future.

Critical Accounting Policies and Estimate

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which the Company prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in NOTE 2 of our consolidated financial statements herein.

While all these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. The SEC requested that all registrants list their most “critical accounting polices” in the Management Discussion and Analysis. The SEC indicated that a “critical accounting policy” is one which is both important to the portrayal of a company’s financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. If actual results were to differ significantly from estimates made, the reported results could be materially affected. Our management believes that given current facts and circumstances, the following accounting policy and estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Stock-Based Compensation

We account for stock-based awards granted under our 2024 Equity Incentive Plan (the “EIP) in accordance with ASC Topic No. 718-20, Awards Classified as Equity, which requires the measurement of compensation expense for all share-based compensation granted to employees, non-employee directors and others at fair value on the date of grant and recognition of compensation expense over the related service period for awards expected to vest. We use the Black-Scholes option pricing model to estimate the fair value of our stock options. The Black-Scholes option pricing model requires the input of highly subjective assumptions including the stock price that represents the fair market value of the Company’s stock at the date of grant, the expected stock price volatility of our Common Stock, the risk-free interest rate at the date of grant, the expected vesting term of the grant, expected dividends and an assumption related to forfeitures of such grants. Changes in these subjective input assumptions can materially affect the fair value estimate of our stock options.

Item 3. Directors and Officers

Set forth below is a list of our directors and executive officers, as of the date hereof, and a description of the business experience of each of them. Our executive officers are elected by, and serve at the discretion of, our Board of Directors. There are no family relationships among any of our directors and executive officers.

On August 20, 2024, the Company’s Board consented, via unanimous written consent, to amend the Company’s Bylaws to increase the number of directors on its Board from three (3) to five (5). The Board elected Messrs. Paul J. Eusanio and Roger Black (collectively, the “New Directors”) to fill those vacancies, and these two directorships were effective as of August 21, 2024 and September 6, 2024, respectively.

On September 10, 2024, the Company’s Board ratified and approved the formation of its audit committee (the “Audit Committee”), the Audit Committee Charter, and the appointment of the following to serve as members of the Audit Committee: Paul J. Eusanio, Roger Black and John Manley, Jr. The Chair of the Audit Committee is Paul J. Eusanio, who serves at the pleasure of the Board.

The Board has determined that each of the New Directors is “independent” as defined by applicable rules of The Nasdaq Stock Market LLC and the U.S. Securities and Exchange Commission (the “SEC”) applicable to Board service.

Name	Age	Position	Term of Office (1)
Joseph Pandolfino	57	Chief Executive Officer & Chairman of the Board	Since formation
John (Jack) Manley, Jr.	68	Chief Financial Officer & Director	Since formation
Michael Moynihan, PhD	73	Vice President of R&D & Director	Since formation
Paul J. Eusanio	59	Director	Since August 2024
Roger Black	69	Director	Since September 2024

(1)	Each director holds his or her office until he or she resigns or is removed and his or her successor is duly elected and qualified.

Joseph Pandolfino – Chief Executive Officer

Mr. Pandolfino is the founder and Chief Executive Officer of Cabbacis Inc and Cabbacis LLC. He is the inventor of the Company-owned patents and leads the strategic direction of Cabbacis. He is also the founder, and was the first CEO of 22nd Century Group, Inc. (Nasdaq: XXII), and led the process of 22nd Century becoming publicly traded in 2011 and the subsequent up-listing to the New York Stock Exchange in 2013. At 22nd Century, he led negotiations to successfully out-license the company’s technology to British American Tobacco. Mr. Pandolfino previously founded and was president of Alternative Cigarettes, Inc (AC), a company that developed the lowest nicotine-content tobacco variety ever commercialized. A plant variety protection (PVP) certificate was granted from the USDA for such tobacco variety, and AC spun out the technology, plant variety rights, and related patent rights to 22nd Century. He has more than 30 years’ experience in all aspects of the tobacco industry, including product development and marketing, and also has considerable experience in both plant biotechnology and cannabis. Mr. Pandolfino rang the Closing Bell at the New York Stock Exchange on October 16, 2014. He holds a BS in Business from Medaille College and an MBA in Business with a concentration in Corporate Finance from the University at Buffalo.

John (Jack) Manley, Jr. – Chief Financial Officer

Mr. Manley has served as Chief Financial Officer of Cabbacis Inc since its incorporation and as Chief Financial Officer of Cabbacis LLC since November 2022. He has been a Business Strategist, Consultant and Advisor at Blackrock Capital, LLC since 2005. During this period, he held various positions in the real estate, mortgage banking, retail, warehousing, logistics and health care industries as a CEO, COO and CFO and oftentimes played a shared role. He has also worked as an independent contractor as a “turnaround” specialist. Mr. Manley has over 30 years’ experience establishing, managing, restructuring, and selling privately held businesses. Having founded U.S. Appraisal and serving as CEO, he launched this regional real estate valuation services company into a national mortgage-industry leader. He is committed to operational fundamentals and controls, with Big Four auditing experience at Deloitte. Mr. Manley holds a BS in Accounting from Niagara University and is a Certified Public Accountant, licensed by the New York State Education Department.

Michael R. Moynihan, PhD – Vice President of Research & Development

Dr. Moynihan has served as Vice President of Research and Development of Cabbacis Inc since its incorporation and as Research & Development Director of Cabbacis LLC since August 2021. He oversees all research and development activities. He has more than 30 years’ experience in all aspects of plant biotechnology, ranging from molecular genetics to development of novel consumer products. Dr. Moynihan led R&D efforts at 22nd Century Group for 11 years, during which he played a major role in the development and production of Spectrum® Nicotine Research Cigarettes with different nicotine contents for the National Institute on Drug Abuse (NIDA). The Spectrum® Nicotine Research Cigarette series included cigarettes with nicotine concentrations ranging from higher than average to less than 5 percent of typical commercial cigarettes. Data from studies using these Spectrum® cigarettes, much of it funded by the National Institutes of Health and the Center for Tobacco Products of the Food and Drug Administration, provided the foundation for the authorization and sale of a very-low-nicotine brand as a Modified Risk Tobacco Product (MRTP) in the United States. Dr. Moynihan’s other professional experience includes serving as Director of Biotechnology Development at Fundación Chile, Senior Project Director at InterLink Biotechnologies LLC, Principal Scientist, Cell Biology at EniChem Americas Inc., Visiting Research Fellow at the Institute for Molecular and Cellular Biology, Osaka University, Postdoctoral Associate in the Section of Plant Biology, Cornell University, and Postdoctoral Associate at the Center for Agricultural Molecular Biology, Rutgers University. Dr. Moynihan holds an ScB in Biology from Brown University and an MA and PhD in Biology from Harvard University.

Paul J. Eusanio – Director

Mr. Eusanio has served as a director of the Company since August 21, 2024. Mr. Eusanio has been a CPA for 30 years, including roles with two Big 4 firms, as well as a sole practitioner. He is currently Director of a mid-sized, full-service CPA firm in Western New York, Arcara Lenda Eusanio & Stacey CPAs. His practice focuses on tax planning, compliance and business advisory services, including transaction support, strategic and organizational planning. Mr. Eusanio is also a co-founder, principal and investor in other businesses, including two growing retail businesses. Mr. Eusanio has also served as part of a senior leadership team that founded and developed a rapid growth technology company, Integrated Delivery Technologies, Inc/ Cartel Network, operating a national electronic banking/transaction processing network. The company was sold to Fifth Third Bank and merged into its wholly owned subsidiary, Fifth Third Processing Solutions. He most recently also served as a Director for Buffalo Hearing & Speech from 2019 to 2023. Mr. Eusanio is well qualified to serve as director due to his extensive public accounting and financial experience and general business experience.

Roger Black – Director

Mr. Black has served as a director of the Company since September 6, 2024. He is a North Carolina State University, College of Agriculture and Life Sciences Research, Board Member, and a tobacco product development and scientific consultant. From June 2016 to December 2022, he held various positions at ITG Brands LLC, the third-largest American, tobacco-manufacturing company in the United States and an independent subsidiary of multinational Imperial Brands plc, including his last position of Director of Product Development & Science. He was a Product Development and Agronomy consultant from October 2008 to May 2016. Prior to that, Mr. Black held the positions of Vice President of Product Development at R.J. Reynolds Tobacco Company and Director of Product Development at Brown & Williamson Tobacco Corporation. He holds an M.S and B.S. in Agronomy and Crop Science from North Carolina State University. Mr. Black is well qualified to serve as a director of the Company due to his extensive experience in tobacco science and product development.

Insider Trading Policy

On January 30, 2025, the Company adopted an Insider Trading Policy (the “Policy”) prohibiting trading based on material, nonpublic information regarding the Company and its subsidiaries (“Inside Information”). The Policy covers all officers and directors of the Company and its subsidiaries, all other employees of the Company and its subsidiaries, including all secretaries and assistants supporting such officers, directors and employees, consultants and advisors to the Company or its subsidiaries who have or may have access to Inside Information, and members of the immediate family or household of any covered person specified in the Policy. Under the Policy and with some exceptions, the covered persons or “Insiders” must refrain from conducting any transactions involving the purchase or sale of the Company’s securities, other than during the period commencing at the close of business on the second Trading Day following the date of public disclosure of the Company’s financial results for either (i) the prior semiannual period or (ii) the prior fiscal year, and ending on the close of business on the twenty-fifth day of the third month of the fiscal quarter in which such public disclosure was made. Each of these periods is a “Trading Window.”

Family Relationships

There are no family relationships among any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past five years:

(1)	Had a petition under the Federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing; or

(2)	been convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

EXECUTIVE COMPENSATION

Executive Officer and Director Compensation

Cabbacis LLC and the Company have provided and issued officers cash and equity-based compensation as shown in the table below. We do not have any formal compensation agreements or arrangements in place other than to reimburse reasonable expenses incurred by the Company’s officers and directors when those expenses are directly related to the Company.

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive and director officer during the year ended December 31, 2025, in all capacities of Cabbacis LLC and Cabbacis Inc for the accounts of our executives and directors.

Name	Capacities in which compensation was received	Cash Compensation ($)	Stock Award Compensation ($)		Other Compensation ($)		Total Compensation ($)
Joseph Pandolfino	CEO & Chairman	-	11,019	(1)	-		11,019
John Manley, Jr.	CFO & Director	31,250	27,547	(2)	-		58,797
Michael R. Moynihan, PhD	VP, R&D & Director	-	180,065	(3)	68,961	(4)	249,026
Paul J. Eusanio	Director	-	87,277	(5)	17,400	(6)	104,677
Roger Black	Director	-	64,782	(7)	-		64,782
Directors, as a group (5 persons)		31,250	370,690		86,361		488,301

(1)	Mr. Pandolfino was granted an option for 100,000 shares common stock under the Company’s Equity Incentive Plan (“EIP”), which vested on March 17, 2026. An EIP expense of $11,019 was recognized in 2025.

(2)	Mr. Manley was granted an option for 250,000 shares common stock under the Company’s EIP, which vested on March 17, 2026. An EIP expense of $27,547 was recognized in 2025.

(3)	In addition to his 150,000 EIP shares that vested in 2025, Dr. Moynihan was granted an option for 400,000 shares of common stock under the Company’s EIP, which vested on March 17, 2026. An EIP expense of $249,026 was recognized in 2025.

(4)	Amount the Company paid, on Dr. Moynihan’s behalf, to cover his personal taxes for his stock grant.

(5)	In addition to his 75,000 EIP shares that vested in 2025, Mr. Eusanio was granted an option for 175,000 shares of common stock under the Company’s EIP, which vested on March 17, 2026. An EIP expense of $104,677 was recognized in 2025.

(6)	Amount the Company incurred, on Mr. Eusanio’s behalf, to cover his personal taxes for his stock grant.

(7)	In addition to his 75,000 EIP shares that vested in 2025, Mr. Black was granted an option for 175,000 shares of common stock under the Company’s EIP, which vested on March 17, 2026. An EIP expense of $64,782 was recognized in 2025.

Narrative Disclosure to Summary Compensation Table

Other than set out in the above compensation table, there are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers have been granted Company equity through the Company’s EIP in 2025 and may receive Company Stock or options at the discretion of our Board of Directors in the future. We do not have any material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

Outstanding Equity Awards

There are 450,000 outstanding options of the Company that were issued under the EIP in 2025.

IRC Code Section 162(m)

Since the company was incorporated in 2023, in fiscal 2017 we were not subject to Section 162(m) of the Internal Revenue Code of 1986, as amended (“Section 162(m)”). In making future compensation decisions, the Board of Directors will consider the potential impact of Section 162(m), as recently amended by the Tax Cuts and Jobs Act of 2017. Section 162(m) applies to certain corporations, including corporations with publicly traded securities, and generally, disallows the corporation from taking a tax deduction for individual compensation exceeding $1 million in any taxable year paid to the Chief Executive Officer, Chief Financial Officer and the next three mostly highly compensated officers (and those who have previously been covered by the Section 162(m) rules). As amended, Section 162(m) no longer provides an exception to the deductibility limitations for “performance-based” compensation, except for certain grandfathered arrangements under the transition rules. The Board of Directors, after considering the potential impact of the application of Section 162(m) and future guidance of the new rules, reserves the right to provide compensation to executive officers that may not be tax deductible if it believes providing that compensation is in the best interests of the Company and its stockholders. In addition, transition provisions under Section 162(m) for companies that become publicly-held through an initial public offering process may apply for a period of approximately three years following the consummation of our initial public offering (which is not guaranteed to occur) with respect to certain compensation arrangements that were entered into before such initial public offering.

Item 4. Security Ownership of Management and Certain Security Holders

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of the date hereof for: (1) each holder of more than 10% of our Common Stock; (2) each of our Directors and Director nominees; (3) each named Executive Officer; and (4) all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of Common Stock that such person or any member of such group has the right to acquire within 60 days of the date hereof. For purposes of computing the percentage of outstanding shares our Common Stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days of the date hereof are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by such stockholder unless noted otherwise, subject to community property laws where applicable. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person. Unless otherwise indicated, the business address of each person listed is in care of the Company at its corporate address in Niagara Falls, New York.

	Shares of Series A Preferred Stock Beneficially Owned (1)(2)		Shares of Common Stock Beneficially Owned			Total Voting Power (3)
Name of Beneficial Owner	Number	(%)	Number		(%)	(%)
Joseph Pandolfino	462,536	77.1	5,038,067		64.7	72.2
John Manley, Jr.	23,092	3.8	502,568		6.4	4.9
Michael Moynihan, PhD	53,311	8.9	1,064,796	(4)	13.7	10.8
Paul J. Eusanio	-	-	176,316		2.3	0.9
Roger Black	-	-	176,316		2.3	0.9
Named Executive Officers, Directors and Director Nominees as a group (5 persons)	538,939	89.8%	6,958,063		89.4%	89.7%

1.	The Series A Preferred Stock is convertible to Common Stock at any time on a one-to-one basis.

2.	There are no options or warrants underlying the shares of the Series A Preferred Stock.

3.	Based on 7,792,007 shares of Common Stock and 600,000 shares of Series A Preferred Stock issued and outstanding as of the date hereof. Since our Series A Preferred Stock votes on a 20 for 1 basis, total voting power is based on a total of 19,792,007 votes outstanding.

4.	Includes 400,000 options granted to Dr. Moynihan in 2025 under the Company’s Equity Incentive Plan (“EIP”).

Item 5. Interest of Management and Others in Certain Transactions

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2024 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Item 3. Directors and Officers-Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) have been filed as exhibits to prior public filings we have made with the SEC, and are available electronically on the website of the SEC at www.sec.gov.

In 2025, Company officers and directors were granted a total of 1,100,000 options under the Company’s EIP.

In 2026, officers contributed an aggregate of $346,000 for stock subscriptions in exchange for 173,000 shares of Common Stock, and two officers and two directors exercised their options granted in 2025 under the Company’s EIP, on a cashless basis, resulting in the issuance of 405,264 shares of Common Stock.

On March 31, 2025, the Company issued an unsecured, convertible promissory note of $341,000 to an officer in exchange for cash proceeds. The $341,000 principal and $7,286 accrued interest were converted into 174,143 shares of Common Stock on June 6, 2025.

In 2025, an officer contributed $548,286 for stock subscriptions in the Company’s 2025 Offering in exchange for 274,143 shares of Common Stock, which consisted of the conversion of the March 31, 2025 promissory note into 174,143 shares of Common Stock and the contribution of $200,000 in exchange for 100,000 shares of Common Stock.

In 2024, officers contributed $600,000 for stock subscriptions in the Company’s 2023 Offering in exchange for 300,000 shares of Common Stock. The Company issued 450,000 shares of Common Stock to officers and directors via the Equity Incentive Plan.

Item 6. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the last six months of the fiscal year ended December 31, 2025, but was not reported.

Item 7. Financial Statements

Cabbacis Inc

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Cabbacis, Inc. and Subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cabbacis, Inc. and Subsidiary (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in equity, and cash flows for the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has generated no revenue and incurred losses since its inception, including a net loss of $1,582,821 for the year ended December 31, 2025, and has not generated sufficient cash flows from operations, including $1,177,842 of net cash used in operating activities for the year ended December 31, 2025. As of December 31, 2025, the Company had an accumulated deficit of $3,154,323. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the accompanying consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2022.

Hackensack, New Jersey

April 23, 2026

CABBACIS INC

CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS
Current Assets:
Cash	$431,270	$842,281
Prepaid expenses	53,083	1,757
Current portion of tax credit receivable	19,837	4,781
Total Current Assets	504,190	848,819

Inventory	320,737	194,380
Property and equipment	263,366	253,990
Operating lease right-of-use asset	5,193	5,174
Patents	471,687	454,821
Other intangible assets, net	135,643	121,561
Long term portion of tax credit receivable	38,071	8,064
Total Assets	$1,738,887	$1,886,809

LIABILITIES AND EQUITY
Current Liabilities:
Operating lease obligation	$5,193	$5,174
Accrued expenses (Inclusive of $17,400 and $26,809 related party amounts as of December 31, 2025 and December 31, 2024, respectively)	118,402	148,746
Total Current Liabilities	123,595	153,920
Total Liabilities	$123,595	$153,920

Equity:
Common stock par value $0.00001 (50,000,000 shares authorized; 7,206,243 and 6,607,100 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	$73	$66
Series A Preferred stock par value $0.00001 (600,000 shares authorized; 600,000 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively)	6	6
Additional paid-in capital	4,769,536	3,304,319
Accumulated deficit	(3,154,323)	(1,571,502)
Total Equity	1,615,292	1,732,889
Total Liabilities and Equity	$1,738,887	$1,886,809

See accompanying notes to consolidated financial statements

CABBACIS INC
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Revenue	$-	$-

Operating Expenses:
Amortization	4,161	-
General and administrative	683,094	297,537
General and administrative - related party	239,276	333,314
Research and development	414,032	251,603
Research and development - related party	249,027	74,010
Total Operating Expenses	1,589,590	956,464

Loss from Operations	(1,589,590)	(956,464)

Other Income (Expense):
Interest income	14,117	40,591
Interest expense	(37)	-
Interest expense - related party	(7,286)	-
Total Other Income (Expense), net	6,794	40,591

Loss Before Income Taxes	(1,582,796)	(915,873)
Income tax expense	25	13
Net Loss	$(1,582,821)	$(915,886)

Loss per share:
Basic	$(0.24)	$(0.15)
Diluted	$(0.24)	$(0.15)
Weighted average shares outstanding:
Basic	6,652,020	6,075,323
Diluted	6,652,020	6,075,323

See accompanying notes to consolidated financial statements

CABBACIS INC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Stock		Series A Preferred Stock			Additional	Accumulated	Total
	Number of Shares	Amount	Number of Shares	Amount	Stock Payable	Paid-In Capital	Equity (Deficit)	Equity (Deficit)
Balance at December 31, 2024	6,607,100	$66	600,000	$6	$-	$3,304,319	$(1,571,502)	$1,732,889
Common stock issued for cash, net of offering costs	250,000	3				470,313		470,316
Related party convertible promissory note converted to common stock	174,143	2				348,284		348,286
Restricted stock awards	175,000	2				517,150		517,152
Compensation for stock options						129,470		129,470
Net Loss							(1,582,821)	(1,582,821)
Balance at December 31, 2025	7,206,243	$73	600,000	$6	$-	$4,769,536	$(3,154,323)	$1,615,292

	Common Stock		Series A Preferred Stock			Additional	Accumulated	Total
	Number of Shares	Amount	Number of Shares	Amount	Stock Payable	Paid-In Capital	Equity (Deficit)	Equity (Deficit)
Balance at December 31, 2023	5,400,000	$54	600,000	$6	$678,866	$1,552,725	$(655,616)	$1,576,035
Common stock issued for cash, net of offering costs	732,100	8			(678,866)	1,358,749		679,891
Restricted stock awards	475,000	4				392,845		392,849
Net Loss							(915,886)	(915,886)
Balance at December 31, 2024	6,607,100	$66	600,000	$6	$-	$3,304,319	$(1,571,502)	$1,732,889

See accompanying notes to consolidated financial statements

CABBACIS INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
Cash flows from operating activities
Net loss	$(1,582,821)	$(915,886)

Adjustments to reconcile Net Loss to Net Cash used in operating activities:
Amortization	4,161	-
Non-cash related party interest expense	7,286	-
Stock based compensation	646,622	392,850
Changes in operating assets and liabilities:
Prepaid expenses	(51,326)	(1,757)
Offering receivable	-	2,500
Inventory	(126,357)	(53,499)
Tax credit receivable	(45,063)	(10,367)
Accrued expenses (December 31, 2025 figure is inclusive of ($9,409) related party amount)	(30,344)	99,009
Net cash used in operating activities	(1,177,842)	(487,150)

Cash flows from investing activities:
Acquisition of patents	(16,866)	(21,965)
Acquisition of property and equipment	(9,376)	-
Acquisition of other intangible assets	(18,243)	(30,467)
Net cash used in investing activities	(44,485)	(52,432)

Cash flows from financing activities:
Issuance of convertible promissory note to related party for cash proceeds	341,000	-
Issuance of common stock for cash proceeds, net of offering costs	470,316	679,890
Net cash provided by financing activities	811,316	679,890

Net (decrease) increase in cash	(411,011)	140,308
Cash, beginning of year	842,281	701,973
Cash, end of year	$431,270	$842,281

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$37	$-
Cash paid for income taxes	$25	$13

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Related party convertible promissory note with principal balance of $341,000 and accrued interest of $7,286 was converted into 174,143 shares of Common Stock.	$348,286	$-

See accompanying notes to consolidated financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Cabbacis Inc (the “Company”) is a Nevada corporation, and Cabbacis LLC, the operating company organized in the State of New York is a wholly-owned subsidiary of Cabbacis Inc. Cabbacis LLC is a development stage, federally-licensed, tobacco product manufacturer committed to developing and commercializing consumer acceptable Modified Risk Tobacco Products (MRTPs). The Company’s mission is to reduce the harm caused by smoking with its proprietary very-low-nicotine cigarettes and vaporizer pods in development and to secure FDA authorization to sell its products in the United States through the Premarket Tobacco Product Application (PMTA) process.

Cabbacis has not commercialized its products which it is developing under the iBlend™ brand name. The Company’s primary focus is the development of cigarettes with blends of (i) very-low-nicotine tobacco containing about 95 percent less nicotine than the nicotine content of leading U.S. brands and (ii) very-low THC cannabis (commonly known as “hemp”), which is not intoxicating since it contains less than 0.3 percent THC. Hemp became legal on a national level in the United States under the Agriculture Improvement Act of 2018, which is commonly known as the “2018 Farm Bill.”

On November 24, 2025, the U.S. Securities and Exchange Commission (the “SEC”) qualified the Company’s offering circular on Form 1-A pursuant to Regulation A (Tier 2), and the offering consists of up to 3.75 million shares of Common Stock of Cabbacis Inc at $2.00 per share (the “2025 Offering”) over the following year from the SEC qualification date.

Cabbacis contracted the Rose Research Center to carry out a pilot clinical trial on 16 smokers exclusively using four types of reduced-nicotine tobacco cigarettes made by Cabbacis during 3-hour ad libitum use sessions, which followed overnight abstinence from their usual brand cigarette. The nicotine content of all types was reduced by approximately 95 percent, as compared to the nicotine content of leading U.S. brands. Three iBlend™ cigarette types contained very-low-nicotine tobacco and each type had a different level of hemp (5%, 10% and 20%), and the fourth cigarette type contained very-low-nicotine tobacco without any hemp. All cigarettes exclusively contained patent-pending tobacco licensed by Cabbacis and grown by its contracted farmers. During the years ending December 31, 2025 and December 31, 2024, the Company incurred costs of $224,118 and $122,010, respectively. The Company also incurred $195 of study costs during the year ending December 31, 2023.

Participants across all four cigarette types reported a significant reduction in craving for their usual brand of cigarettes which was sustained over the 3-hours of ad libitum use of the study cigarettes. All four Cabbacis cigarette types were rated higher for satisfaction on the standardized mCEQ questionnaire than had been previously reported in the literature with other 95 percent very-low-nicotine cigarettes. An unexpected positive result of the study was that the use of the three iBlend™ hemp-containing cigarettes (5%, 10% and 20%) resulted in lower exhaled carbon monoxide (CO) levels, as compared to CO levels measured after use of the 0-percent hemp cigarettes, with the reduction in the 20-percent hemp iBlend™ cigarette being statistically significant at the 95 percent confidence level.

The Company is also developing pods for oral electronic vaporizers which contain similar blends of very-low-nicotine tobacco and hemp. Once its iBlend™ very-low-nicotine cigarettes, and separately its iBlend™ vaporizer pods, are commercialized in the United States through the PMTA process, and upon sufficient data on the products, the Company intends to file for FDA authorizations to market these iBlend™ products as MRTPs. Cabbacis LLC owns a wide range of issued product patents and pending patent applications across the United States, Canada, Mexico, Brazil, Europe, United Kingdom, Switzerland, China, Russia, India, Japan, South Korea, Indonesia, Philippines, Australia, New Zealand and other jurisdictions pertaining to these novel very-low-nicotine tobacco products.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated no revenue and incurred losses since its inception, including a net loss of $1,582,821 for the year ended December 31, 2025, and has not generated sufficient cash flows from operations, including $1,177,842 of net cash used in operating activities for the year ended December 31, 2025. As of December 31, 2025, the Company had an accumulated deficit of $3,154,323. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

On March 31, 2025, the Company issued an unsecured, convertible promissory note of $341,000 (“Principal Amount”) to an officer of the Company (the “Convertible Note”). The Convertible Note had a scheduled maturity date of April 30, 2026, and the Principal Amount bore interest at twelve percent (12%) per annum. Under the terms of the Convertible Note, the lender could elect to convert all or any portion of the Principal Amount, plus accrued interest (“Amount Owed”), to shares of Common Stock of the Company at any time. The conversion price was the price per share of Common Stock that the U.S. Securities and Exchange Commission (“SEC”) qualified the Company’s Regulation A 2025 Offering, which was $2.00 per share (the “Conversion Price”). On June 6, 2025, the lender converted the entire Principal Amount with accrued interest which equaled an Amount Owed of $348,286 into 174,143 shares of Common Stock as part of the 2025 Offering.

As of April 21, 2026, the Company had $287,251 of cash on hand. Management has determined that relevant conditions and events, considered in the aggregate, indicate that without additional investor subscriptions from the Company’s 2025 Offering, the Company will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. In previous years, to maintain liquidity and financial flexibility, the Company had adopted a target of maintaining one year of operating cash as of the date financial statements are available to be issued to fund operations for a period of at least 12 months. The following items are considered when the Company determines the amount of cash needed to sustain at least one-year of operating cash: the current financial condition as of the date its financial statements are available to be issued, conditional and unconditional obligations due or anticipated within one year after the date the financial statements are available to be issued, including operating costs, funds necessary to maintain patents and to prosecute patent applications of Cabbacis LLC, research and development costs, and a ten percent reserve for unforeseen events.

The Company’s continuation as a going concern is dependent upon its ability to obtain necessary equity financing from the 2025 Offering and ultimately from generating revenues to continue operations.  The Company expects that working capital requirements will continue to be funded through a combination of its existing funds and further issuances of securities from the 2025 Offering. Working capital requirements are expected to increase in line with the growth of the business. The Company has no lines of credit or other bank financing arrangements. Additional issuances of equity or convertible debt securities will result in dilution to current stockholders. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict business operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cabbacis LLC. All intercompany transactions and balances were eliminated in the consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, which are insured by the FDIC up to $250,000 per institution, and the balances of which at times may exceed federally insured limits. The amount in excess of the FDIC insurance as of December 31, 2025 and 2024, was approximately $46,586 and $361,196, respectively. We continually monitor our banking relationships and have not experienced any losses in our accounts. We believe the Company is not exposed to any significant credit risk on cash.

Research and Development

Research and development costs are expensed when incurred. Research and development costs include costs related to clinical studies, developing and improving tobacco plant lines, testing tobacco and hemp plant materials and tobacco products in development, in-licensing intellectual property, filings with the U.S. Food and Drug Administration (FDA), and other technical activities to develop new products or make improvements to existing products in development.

Grower Deposits

The Company capitalizes down payments made to contracted tobacco and hemp farmers for tobacco and hemp plantings that are being grown for the Company’s tobacco and hemp inventory. The final amount due to the Company’s contracted farmers is based on the final weight of the hemp or cured tobacco crop accepted by the Company. Grower deposits are reallocated to inventory upon delivery of the tobacco and hemp.

Inventory

Inventory as of December 31, 2025 and 2024 consisted primarily of tobacco from our tobacco plantings. The Company also planted a commercial quantity of hemp in 2025 totaling $64,281. Inventory is valued at the lower of historical cost or net realizable value. Write-offs were not required as of December 31, 2025 and 2024, and it has been determined that no impairment exists as of December 31, 2025 and 2024.

Patent Costs

The Company capitalizes legal fees associated with the filing and prosecution of its patent applications if a positive outcome is probable. The Company will begin amortization of its patents when the Company commercializes the patents. Commercialization will be achieved either when the Company has systems, inventory and means of supply in place to accept customers or upon the Company out-licensing rights to its patent portfolio pursuant to licensing agreement(s). Abandoned patents without issued or pending descendants are written off.

Other Intangible Assets

Intangible assets are reviewed for strategic importance and commercialization opportunity prior to expiration. If it is determined that the asset no longer supports the Company’s strategic objectives and/or will not be commercially viable prior to expiration, the asset is impaired. In addition, the Company will assess the expected future undiscounted cash flows for its intellectual property based on consideration of future market and economic conditions, competition, federal and state regulations, and licensing opportunities. If the carrying value of such assets is not recoverable, the carrying value will be reduced to fair value and the difference is recorded as an impairment. The Company’s other intangible assets consist of trademarks, domain name, logo design and website development. All are indefinite-lived, except website development, which is being amortized on a straight-line basis over three years.

Property and equipment

Property and equipment are recorded at their acquisition cost. The Company will begin depreciation of its property and equipment when commercial production of tobacco products for sale to customers commences.

Leases

The Company adopted ASC 842 Leases during the year ending December 31, 2022. Adoption did not impact retained earnings or cause restatement of prior financials. The Company determines if an arrangement is a lease at inception. The Company’s operating lease is reported in the long-term assets, current liabilities and long-term liabilities sections of the consolidated balance sheets as of December 31, 2025 and 2024. Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As our lease does not provide an implicit rate, we use the prime rate as of the lease commencement date.

Convertible Promissory Note

In accordance with ASU 2020-06, the Company accounted for its convertible promissory note wholly as a liability, with no separation of embedded conversion features. Upon conversion, the carrying amount of the note was reclassified from liability to common stock and additional paid-in capital, inclusive of accrued interest.

Stock-Based Compensation

Stock-based compensation expense is measured based on the grant-date fair value of the respective awards and recognized over the requisite service period. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock option awards on the date of grant. The Company accounts for forfeitures as they occur.

Income Taxes

Prior to the Share Exchange, Cabbacis LLC was treated as a partnership for federal and state income tax purposes. Consequently, federal income taxes were not payable by, or provided for, by the Company. Members were taxed individually on their respective shares of the Company’s earnings. The Bipartisan Budget Act of 2015 allows the Internal Revenue Service to collect member taxes directly from the Company if an audit adjustment is found.

Final partnership tax returns were filed for Cabbacis LLC, which reported activity from January 1, 2023 through August 30, 2023, the date of the Share Exchange. Post Share Exchange, Cabbacis LLC became wholly owned by Cabbacis Inc and all activity was consolidated and reported on the Company’s accrual-basis corporation tax return. As a corporation, all income taxes are payable by the Company. Management has determined that the Company does not have any uncertain tax positions as of December 31, 2025 or December 31, 2024. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by taxing authorities or that the Company or the former Cabbacis LLC members will not be subject to additional tax, penalties, and interest because of any such challenges.

Recently Adopted Accounting Standards

During the year ended December 31, 2025, the Company adopted ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” on a prospective basis. This accounting standards update requires additional income tax disclosures, including a detail of income taxes paid by jurisdiction. ASU No. 2023-09 is effective for annual reporting periods beginning after December 15, 2024. Adoption of ASU No. 2023-09 did not have a material impact on the Company’s consolidated financial statements.

Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” ASU 2024-03 requires additional detailed disclosures for certain types of expenses commonly presented in expense captions, such as research and development, employee compensation, etc. This standard update will be effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027.

In November 2024, the FASB issued ASU No. 2024-04, “Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments,” which clarifies the accounting requirements related to the settlement of a debt instrument as an induced conversion. ASU No. 2024-04 is effective for annual reporting periods beginning after December 15, 2025.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted.

The Company is evaluating the impact of these standards on its consolidated financial statements.

Earnings (Loss) Per Share

Basic earnings (loss) per share calculations are determined by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding for the period, excluding common stock equivalents. Diluted earnings (loss) per share calculations are determined by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period plus the weighted average number of dilutive common stock equivalents outstanding for the period, which is determined using the treasury-stock method. For periods with a net loss, dilutive common stock equivalents are excluded from the diluted EPS calculation. Shares of Series A Preferred Stock, convertible promissory notes, outstanding stock options and unvested common shares issued under the Equity Incentive Plan are considered dilutive common stock equivalents.

NOTE 3 – INVENTORY

Inventory at December 31, 2025 and December 31, 2024 consisted of the following:

Description	December 31, 2025	December 31, 2024
Tobacco	$256,456	$194,380
Hemp	64,281	-
Total	$320,737	$194,380

NOTE 4 – COMPANY OFFERINGS

The Company’s 2025 Offering was qualified by the SEC on November 24, 2025 and allowed up to 3.75 million shares (par value $0.00001 per share) of common stock of Cabbacis Inc (the “Common Stock”) to be offered and sold to investors at a purchase price of $2.00 per share. The shares of Common Stock are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier II offerings and is pursuant to an offering circular filed with the SEC on November 24, 2025. The shares of Common Stock are being issued to purchasers who satisfy the requirements as set forth in Regulation A. The minimum subscription is $50,000; however, the Company reserves the right to waive such minimum purchase requirement on a case-by-case basis at its sole discretion. As of December 31, 2025, the Company received subscriptions for its 2025 Offering of $848,286, among which $348,286 was converted from a related-party convertible promissory note. The Company incurred Offering costs of $29,684 during the year ending December 31, 2025.

The Company’s 2023 Offering was qualified on November 13, 2023 and concluded on November 13, 2024. It generated gross proceeds of $1,464,200. The Company incurred costs of $105,444 related to the offering.

NOTE 5 – TAX CREDIT RECEIVABLE

The Company qualifies for a payroll tax credit relating to its research and development expenditures. The Company may receive a reduction in federal payroll tax. Total payroll tax credit receivable balances as of December 31, 2025 and December 31, 2024 were $57,908 and $12,845, respectively.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2025 and December 31, 2024 consisted of the following:

Description	December 31, 2025	December 31, 2024
Manufacturing Equipment	$259,376	$250,000
Fixtures	3,990	3,990
Total	$263,366	$253,990

The manufacturing equipment and fixtures were not in service as of December 31, 2025. Once placed in service, they will be depreciated on a straight-line basis over a 10-year estimated useful life.

NOTE 7 – PATENTS

The Company’s worldwide patents and patent applications for cigarettes and pods (for oral electronic vaporizers), both comprising blends of very-low-nicotine tobacco and hemp, are filed or issued in the United States, China, Europe and eleven other countries. The Company’s patented products in development are primarily to facilitate smokers to smoke less, quit or switch to less harmful smoke-free products such as tobacco heating products or e-cigarettes. During the years ending December 31, 2025 and 2024, the Company wrote off $2,678 and $8,667, respectively, of patent costs related to a patent application that was abandoned by the Company. The write off was allocated to research and development expense. The Company will begin amortization of its patents upon Commercialization. Patents will be amortized over their useful lives which conclude at their expiration in 2038 through 2040. Commercialization of the Company’s patents is anticipated to be in late 2026.

Description	December 31, 2025	December 31, 2024
Beginning Balance	$454,821	$432,856
Legal Costs Capitalized	19,544	30,632
Cost of Abandoned Patents, Written Off	(2,678)	(8,667)
Ending Balance	$471,687	$454,821

NOTE 8 – OTHER INTANGIBLE ASSETS

Other intangible assets at December 31, 2025 and December 31, 2024 consisted of the following:

December 31, 2025

Description	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived:
Website Development	$12,484	$(4,161)	$8,323
Total Definite-lived	$12,484	$(4,161)	$8,323
Indefinite-lived:
Trademarks			$105,320
Domain Name			18,000
Logo Design			4,000
Total Indefinite-lived			$127,320
Total Other Intangible Assets, net			$135,643

December 31, 2024

Description	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived:
Website Development	$12,484	$-	$12,484
Total Definite-lived	$12,484	$-	$12,484
Indefinite-lived:
Trademarks			$87,077
Domain Name			18,000
Logo Design			4,000
Total Indefinite-lived			$109,077
Total Other Intangible Assets, net			$121,561

NOTE 9 – COMMITMENTS

Manufacturing Space Lease

The Company leases manufacturing space in Niagara Falls, New York. The leased space is an enclosed portion of a much larger building. The initial lease term was October 2021 thru October 2023 with three separate one-year options to renew under the same terms. The Company exercised three of these options to renew the lease for the periods of November 1, 2023 thru October 31, 2026. As per ASC 842, the December 31, 2025 and 2024 consolidated balance sheets contain a right-of-use asset as well as a current liability pertaining to the lease term. Lease expense was $6,408 for the years ending December 31, 2025 and 2024. Future minimum lease payments for the remainder of the lease total $5,340, as of December 31, 2025. The Company also has a rent-free, satellite office in Clarence, New York which is owned by the CEO and is where a large portion of the Company’s day-to-day activities are carried out.

Tobacco and Hemp Production

The Company has contracted with tobacco and hemp growers for the 2025 growing season, and the Company purchased approximately $104,551 of product from these parties. Since tobacco and hemp are agricultural products which are susceptible to weather and pest conditions thereby affecting yields, and the contracted parties are paid on a per-pound basis of the cured/harvested crops, the actual cost to the Company fluctuates from original estimates.

Cabbacis Clinical Trial

Cabbacis LLC contracted the Rose Research Center, LLC to carry out a study of very-low-nicotine tobacco cigarettes containing hemp. The Rose Research Center specializes in tobacco research including research on smokers, addiction, smoking cessation, tobacco harm reduction and the use of novel tobacco products. The Rose Research Center is led by Dr. Jed Rose, a co-inventor of the nicotine patch and a leading investigator of very-low-nicotine cigarettes with more than thirty years of experience in the space. After planning and preparation, the clinical portion of the study commenced in February 2025 comparing the effects of inclusion of different proportions of hemp and very-low-nicotine tobacco on smokers’ perceptions of the cigarettes and smoking behavior. Prior to the commencement of the study, Cabbacis and Dr. Jed Rose had an in-person meeting on December 16, 2024 with the Center for Tobacco Products of the FDA to review the Company’s Investigative Tobacco Product submission. The study concluded in July 2025 and the total cost was $346,323. During the years ending December 31, 2025 and December 31, 2024, the Company incurred costs of $224,118 and $122,010, respectively. The Company also incurred $195 of study costs during the year ending December 31, 2023.

License Agreement

The Company entered into an Option and Material Transfer Agreement (“Agreement”) with North Carolina State University (“NCSU”) in March 2023 for a novel very-low-nicotine plant line. Pursuant to the Agreement, the Company entered into a royalty-bearing license agreement with NCSU in June 2024 and paid NCSU an upfront license fee of $50,000 (the “License Agreement”). During the term of the License Agreement for this novel very-low-nicotine plant line and related intellectual property rights, the Company is responsible for the payment of all fees and costs of any patent and plant variety right applications filed by the university. In addition, the Company is responsible for NCSU annual maintenance fees for periods starting in 2026, running royalties on sales and milestone payments. The territory under the License Agreement is worldwide and the term is for twenty years or upon expiration of the last-to-expire patent or plant variety rights, whichever is longer. In 2025 and 2024, the Company incurred NCSU patent expenditures of $38,846 and $12,224, respectively.

NOTE 10 – EQUITY

Contributions of Cash

In both Company’s stock Regulation A offerings, shares of Common Stock were sold to investors at a purchase price of $2.00 per share. During the year ending December 31, 2024, the Company’s Common Stock was subscribed to by investors in the 2023 Offering for gross proceeds of $708,700 and the Company incurred Offering costs of $28,810. During the year ending December 31, 2025, the Company’s Common Stock was subscribed to by investors in the 2025 Offering for gross proceeds of $848,286, which includes the conversion of the below March 31, 2025 related-party convertible promissory note ($341,000 principal amount and accrued interest of $7,286), and the Company incurred 2025 Offering costs of $29,684.

Convertible Promissory Note

On March 31, 2025, the Company issued an unsecured, convertible promissory note of $341,000 (“Principal Amount”) to an officer of the Company (the “Convertible Note”). The Convertible Note had a scheduled maturity date of April 30, 2026 (“Maturity Date”), and the Principal Amount bore interest at twelve percent (12%) per annum. The lender had the option to elect to convert all or any portion of the Principal Amount, plus accrued interest (“Amount Owed”), to shares of Common Stock of the Company. The conversion price was to be equal to the price per share of Common Stock that the U.S. Securities and Exchange Commission (“SEC”) qualified the Company’s Regulation A 2025 Offering. In the event the Company did not file a Regulation A offering with the SEC before the Maturity Date or the SEC did not qualify the Company’s Regulation A offering before the Maturity Date, the entire Amount Owed was to be due and payable to the lender on the Maturity Date.

At issuance, the Company received cash proceeds of $341,000, which was recorded as a liability on the balance sheet. On June 6, 2025, the lender elected to convert the entire principal amount of the note plus accrued interest of $7,286 into Common Stock at a conversion price of $2.00 per share, which was equal to the price per share of the Company’s Common Stock per the Company’s Regulation A 2025 Offering as of the conversion date. The Company issued 174,143 shares of Common Stock (170,500 shares for principal and 3,643 shares for accrued interest) in full settlement of the note. Upon conversion, the carrying amount of the Convertible Note was reclassified from liabilities to common stock and additional paid-in capital, inclusive of the accrued interest amount. No gain or loss was recognized on the conversion.

The Company had no outstanding convertible debt as of December 31, 2025.

Stock Based Compensation

On July 12, 2024, the Company’s Board of Directors approved the 2024 Equity Incentive Plan (the “EIP”) to encourage selected employees, officers, directors and consultants of the Company to acquire a proprietary interest in the growth and performance of the Company to generate an increased incentive to contribute to the Company’s future success. The Company believes the EIP will enhance the value of the Company and the Company’s ability to attract and retain exceptionally qualified individuals. The EIP allows a maximum of 1,750,000 shares of common stock of the Company, which may include equity derivatives on a one-to-one basis, to be granted, and no award shall be granted after July 22, 2029. The Company recognizes compensation expense on a straight line-basis over the vesting period.

In 2024, the Company granted 475,000 shares of Common Stock to officers and directors under its EIP, and 150,000 shares vested in 2024. In the year ending December 31, 2025, the Company granted 75,000 shares and 1,175,000 options via this plan. During 2025, 400,000 Equity Incentive Plan shares vested and no options vested or were exercised. The Company issued an additional 100,000 shares, as compensation, to Dawson James Securities, Inc; the Company’s former non-exclusive broker-dealer. These shares vested at issuance and were not part of the EIP. On March 4, 2026, the Company terminated the Dawson James agreement effective immediately.

The Company recognized stock-based compensation expense of $646,622 during the year ending December 31, 2025 and $392,850 during the year ending December 31, 2024. Unrecorded compensation related to unvested shares and options was $702,838 and $272,150 as of December 31, 2025 and December 31, 2024, respectively. The unrecorded compensation as of December 31, 2024 was recognized over a weighted-average period 6.8 months from December 31, 2024. The unrecorded compensation as of December 31, 2025 will be recognized over a weighted-average period of 2.5 months from December 31, 2025. The grant-date fair value of shares granted, issued and vested during the years ending December 31, 2025 and December 31, 2024 was $1.40 per share. The grant date fair value of options granted during 2025 was $0.71 per option. The Company accounts for forfeitures as they occur.

Share activity:

	December 31, 2025	December 31, 2024
Beginning Balance of Unvested Shares	325,000	-
Shares Granted and Issued	175,000	475,000
Shares Vested	(500,000)	(150,000)
Ending Balance of Unvested Shares	-	325,000

Options activity:

	December 31, 2025	December 31, 2024
Beginning Balance of Outstanding Options	-	-
Options Granted	1,175,000	-
Ending Balance of Outstanding Options	1,175,000	-

The Company estimates the fair value of stock option awards on the date of grant using the Black-Scholes option pricing model. The table below details the per share weighted average fair value of stock options granted and the assumptions used in determining fair value at the date of grant:

	December 31, 2025	December 31, 2024
Per Share Weighted Average Fair Value	$1.40	-
Risk Free Interest Rate	4.18%	-
Expected Volatility of The Underlying Stock	100.75%	-
Expected Time to Maturity	2.38 years	-
Exercise Price	$2.00	-

NOTE 11 – RELATED PARTIES

On March 31, 2025, the Company issued an unsecured, convertible promissory note of $341,000 to an officer in exchange for cash proceeds. The $341,000 principal and $7,286 accrued interest were converted into 174,143 shares of Common Stock on June 6, 2025. On September 15, 2025, an officer contributed $200,000 in exchange for 100,000 shares of Common Stock.

In year ending December 31, 2025, the Company recognized $457,051 of compensation expense related to Common Stock issued and options granted to officers and directors during 2025, via the Equity Incentive Plan. $17,400 of this compensation expense is reported in accrued expenses on the December 31, 2025 balance sheet. Non-stock-based officer compensation totaled $31,250 during 2025.

In 2024, officers contributed $600,000 for stock subscriptions in the Company’s 2023 Offering in exchange for 300,000 shares of Common Stock. The Company also issued 450,000 shares of Common Stock to officers and directors via the Equity Incentive Plan. The Company recognized $407,324 of compensation expense related to these shares. $26,809 of this compensation expense is reported in accrued expenses on the December 31, 2024 balance sheet.

NOTE 12 – DEFERRED TAXES

Deferred tax assets are comprised of the following:

	December 31,	December 31,
	2025	2024
Temporary Differences in GAAP and Tax Value of Balance Sheet Items:
Accumulated amortization	$(31,174)	$(16,614)
Patents	(44,038)	(41,980)
Internal Revenue Code section 174 research costs	56,797	56,798
Internal Revenue Code section 195 start-up and organizational costs	382,375	184,385
License agreement fees	16,900	16,900
Stock based compensation	33,662	10,188
Total Temporary Differences in GAAP and Tax Value of Balance Sheet Items:	414,522	209,677
Net Operating Loss Carryforwards	166,274	2,117
Valuation Allowance	(580,796)	(211,794)
Net Deferred Tax Asset	$-	$-

As of December 31, 2025, the Company had federal net operating loss carryforwards of approximately $639,516 which may be carried forward indefinitely, and state net operating loss carryforwards of approximately $639,516 which expire at various dates from 2043 through 2045. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce the Company’s U.S. federal and state income taxes. The net operating losses may be subject to limitation under Internal Revenue Code Section 382 should there be a greater than 50% change in ownership as determined under the regulations.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against all of the deferred tax assets for every period because it is more likely than not that all of the deferred tax assets will not be realized.

In accordance with ASC 740, a valuation allowance must be established if it is more likely than not that the deferred tax assets will not be realized. This assessment is based upon consideration of available positive and negative evidence, which includes, among other things, the Company’s most recent results of operations and expected future profitability. Based on the Company’s cumulative losses in recent years, a full valuation allowance against the Company’s deferred tax assets as of December 31, 2025 and 2024 respectively has been established as Management believes that the Company will not more likely than not realize the benefit of those deferred tax assets. Therefore, no tax provision has been recorded for the years ending December 31, 2025 and 2024, respectively.

NOTE 13 – INCOME TAXES

In 2025, the Company adopted ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” prospectively.

Income (loss) before provision for income taxes consist of:

	December 31, 2025	December 31, 2024
Domestic	$(1,582,796)	$(915,873)
Total income (loss) before provision for income taxes:	$(1,582,796)	$(915,873)

The provision for income taxes is detailed below. The New York State tax incurred is a flat minimum tax and is not associated with a tax rate.

	December 31, 2025	December 31, 2024
Current:
New York State	$25	$13
Total Provision for Income Taxes	$25	$13

Cash paid for income taxes, by jurisdiction:

	December 31, 2025	December 31, 2024
Current:
New York State	$25	$13
Total Cash Paid for Income Taxes	$25	$13

The Company complies with the provisions of ASC 740-10 in accounting for its uncertain tax positions. ASC 740-10 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Management has determined that the Company has no significant uncertain tax positions requiring recognition under ASC 740-10.

The Company is subject to income tax in the U.S. and certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service, or any states in connection with income taxes. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

The Company recognizes interest and penalties related to unrecognized tax benefits, if incurred, as a component of income tax expense. No interest or penalties have been recorded for the years ending December 31, 2025 and 2024, respectively.

NOTE 14 – EARNINGS (LOSS) PER SHARE

Basic and diluted weighted-average shares outstanding for the years ending December 31, 2025 and December 31, 2024 are 6,652,020 and 6,075,323, respectively. Basic and diluted earnings (loss) per share for the years ending 2025 and 2024 are ($0.24) and ($0.15), respectively. If diluted common stock equivalents were included, weighted average shares outstanding for the years ending 2025 and 2024 would be 7,484,345 and 6,790,145, respectively.

Reconciliation of common shares used to determine basic earnings (loss) per share:

Description	December 31, 2025	December 31, 2024
Number of issued common shares reported on balance sheet	7,206,243	6,607,100
Unvested common shares as of balance sheet date	-	(325,000)
Number of issued common shares used to determine basic earnings (loss) per share	7,206,243	6,282,100

NOTE 15 – SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued.

In January 2026, the Company entered into a Master Service Agreement, including a Statement of Work Agreement, with the Centre for Substance Use Research, Ltd. (CSUR) to conduct an actual-use study to assess how adult tobacco-cigarette smokers use iBlend™ cigarettes in their everyday lives. The total cost of the study is approximately $314,000 of which $157,000 was paid in January 2026 with the balance to be paid in two equal installments of $78,500 due in April and September 2026.

In 2026, two officers contributed $346,000 for stock subscriptions in exchange for 173,000 shares of Common Stock, and two officers and two directors exercised their options granted in 2025 under the Company’s EIP on a cashless basis resulting in the issuance of 405,264 shares of Common Stock.

On March 2, 2026, the Company formed Cabbacis Blends LLC, a State of New York company which is a wholly-owned subsidiary of Cabbacis Inc, to process the final processing steps of the tobacco and hemp blends to be used in the Company’s products.

In August 2025, the Company engaged Dawson James Securities, Inc., a broker-dealer registered with the SEC and a member of FINRA, as the Company’s (i) non-exclusive broker-dealer in connection with the Regulation A 2025 Offering qualified by the SEC on November 24, 2025 and (ii) exclusive financial advisor, lead or managing underwriter and/or book runner and investment banker in connection with any proposed offering of any equity or equity-linked securities of the Company in connection with any uplisting financing transaction of the Company. Pursuant to the terms of the engagement, in 2025 the Company issued 100,000 shares of restricted common stock of the Company to Dawson James as an initial retainer. The engagement was for a period of eighteen months. On March 4, 2026, the Company terminated the Dawson James agreement effective immediately.

Index to Exhibits

Exhibit No.	Exhibit Description
2.1*	Certificate of Incorporation (as currently in effect)
2.2 (1)	Bylaws (as currently in effect)
3.1*	Certificate of Designation of the Series A Preferred Stock
3.2*	Certificate of Amendment to Certificate of Designation of the Series A Preferred Stock
6.1*	Worldwide Patent Assignment
6.2*	Share Exchange Agreement
6.5**	License Agreement (Portions of which have been omitted because they are not material and/or are the type that the parties treat as private or confidential)
6.8***	2024 Equity Incentive Plan
7.0***	Tobacco Production Agreement 2024 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
7.1†	Tobacco Production Agreement 2025 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
7.2††	2025 Convertible Promissory Note
7.3 (2)	Form of 2025 Subscription Agreement
7.4†††	Statement of Work Agreement with the Centre for Substance Use Research, Ltd. (CSUR), dated January 2026 (Portions of which have been omitted because they are not material and/or are the type that the parties treat as private or confidential)

*	Incorporated by reference to the 2023 Offering Circular (File No. 024-12343), filed with the SEC on October 20, 2023.

**	Incorporated by reference to the Form 1-U, filed with the SEC on June 28, 2024.

***	Incorporated by reference to the Form 1-SA, filed with the SEC on August 8, 2024.

(1)	Incorporated by reference to the Form 1-U, filed with the SEC on September 18, 2024.

(2)	Incorporated by reference to the 2025 Offering Circular (File No. 024-12621) amendment filed with the SEC on November 26, 2025.

†	Incorporated by reference to the Form 1-K filed with the SEC on April 10, 2025.

††	Incorporated by reference to the Form 1-SA filed with the SEC on September 22, 2025.

†††	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized on April 23, 2026.

Cabbacis Inc

By:	/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph Pandolfino	Chief Executive Officer and Chairman of the Board	April 23, 2026
Joseph Pandolfino

/s/ John Manley, Jr.	Chief Financial Officer and Director	April 23, 2026
John Manley, Jr.

/s/ Michael R. Moynihan	Director	April 23, 2026
Michael R. Moynihan